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                                                                    EXHIBIT 3.10



                                      LJS

                       [LJ SOLDINGER ASSOCIATES Letterhead]



May 27, 2003

VIA U.S POSTAL SERVICE

Mr. Spencer I. Browne, Audit Committee Chairman Mego Financial Corp. d/b/a Leisure Industries, Inc. 4310 Paradise Road
Las Vegas, Nevada 89109

Dear Mr. Browne,

LJ Soldinger Associates, Ltd. ("LJSA") began due diligence field work on April 21, 2003 in accordance with our April 13, 2003 engagement letter with Leisure Industries (the "Company"). As set forth in the engagement letter, our first task was to determine whether LJSA would accept the engagement to audit the Company's financial statements for its year ended December 31, 2002. Subsequent to April 13, 2003, the Audit Committee advised us that because LJSA had been previously engaged to deliver a "fairness opinion" as part of a pending Company acquisition, the Audit Committee (because of the Committee's desire to avoid any appearance of conflict) had engaged Singer Lewak Greenbaum & Goldstein LLP ("Singer Lewak") to audit the Company's 2002 financial statements. However, the Audit Committee advised LJSA, at that time, that it desired to engage LJSA to investigate certain allegations made by Mr. Robert Understein, an ex-employee of the Company, in a Memorandum to BDO Seidman LLP dated April 8, 2003.

Our initial field work began at the Company's Las Vegas offices between April 21st thru April 24th and then continued in our offices until April 30th. During this period, LJSA did not uncover any financial improprieties or other irregularities that would have prevented LJSA from accepting the engagement to audit the Company's financial statements for the year ended December 31, 2002.

After discussing our preliminary findings with you and Gary Levenstein, Esq., acting counsel to the Audit Committee, you determined that since Singer Lewak had been engaged to audit the Company's 2002 financial statements, it would not be cost effective for LJSA to conduct further due diligence since our work would have to be duplicated as part of the audit by Singer Lewak. Based upon our telephone discussion at the conclusion of our initial ten days of work, and based upon our findings and telephone calls with you and Gary Levenstein, as per your request we have performed no additional work on this engagement, with the exception of the preparation of this letter.

We have summarized below our findings regarding the allegations outlined in Robert Understein's Memorandum to BDO Seidman based on our ten days of due diligence.





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Mr. Spencer I. Browne May 27, 2003 Page 2

401K WITHHOLDINGS AND PAYMENTS

The Company provided LJSA with a schedule summarizing the Company's 401K liability and the related payment for each weekly payroll for the period October 4, 2002 through April 18, 2003. LJSA compared the information provided to printouts from Principal Financial Group's website and traced the wire transfers reported on the printouts to the Company's bank statements. Principal Financial Group is the Company's 401K Plan Administrator. There were no exceptions. Accordingly, the wire transfers, as reflected on the bank statements and on the website, evidenced that the Company first became delinquent in its deposits of the 401K contributions beginning with the January 17, 2003 payroll. That payment was approximately three weeks late. The Company's payments remained approximately three weeks late through the February 28, 2003 payroll. At the time of our fieldwork, the Company had not yet submitted the March payment of $60,281 by the due date. Per Shari Spencer ("Shari"), Chief Financial Officer, the Company was not certain that the payment, if made, would clear the Company's bank account. We were subsequently advised by Shari that the payment for the March 401K liability had been submitted on April 24, 2003. We did not perform additional procedures to verify this. Per Kim Martin("Kim"), Payroll Department Manager, the Company's 401K Plan requires submission of all withholdings within fifteen business days after month end. We did not perform additional procedures to verify this. Based on the payment obligation, as described to us, the deposit for the April withholdings of approximately $60,000 was due, but had not become delinquent, as of the date you requested us to stop work.

PAYROLL TAX WITHHOLDINGS AND DEPOSITS

As of March 31, 2003, the Company owed approximately $17,200 in delinquent payroll taxes for the quarter ended September 30, 2002 ("Q3, 2002"), which was subsequently paid on April 21, 2003, $1,217,000 for the quarter ended December 31, 2002 ("Q4, 2002"), and $2,440,000 for the quarter ended March 31, 2003 ("Q1,
2003"). These amounts do not include penalties and interest, which may be substantial. Additionally, the Q4, 2002 payroll tax returns were not timely filed on January 31, 2003. Per Kim, the Company filed the Q4, 2002 payroll tax returns on April 25, 2003. She also advised us that the Q1, 2003 returns were filed when due on April 30, 2003.

The Company's problems regarding late deposits on its payroll taxes began in November of 2002, when the Company's deposits were being returned by the bank because of insufficient funds. All payroll taxes related to Q3, 2002 were paid with the exception of the State Unemployment Insurance payment to the State of Nevada, amounting to $52,720. That check was returned for non-sufficient funds in November 2002, but the amount has subsequently been paid in full. The Company's payroll tax deposits continued to be returned through at least the date of our field work.

Per Shari and Kim, during 2002 the Payroll Department was responsible for submitting the payroll tax deposits. Upon submission of the wire transfer for the deposit, the Payroll Department would inform the Cash Management Department that the wire had been sent. The Cash Management Department would then attempt to have sufficient funds available to cover the deposits. However, sufficient funds were not available to clear the deposits along with the checks that were also being presented for payment on the same days. We were told by Shari and Kim that management had advised the Payroll Department in January 2003 to stop submitting the payroll tax payments since funds were not available to clear any such payments. However, we found that although most payroll tax deposits were not submitted subsequent to December 31, 2002 (none by Leisure Industries Corporation), wire transfers for Leisure Homes Corporation were still being transmitted through the dates of our fieldwork, with the majority of the payments being returned.




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Mr. Spencer I. Browne May 27, 2003 Page 3

We were advised by Shari and Kim that during 2002 Adventure Bounds and Cheap Seats made their respective payroll tax payments. We reviewed their Q3 & Q4 2002 payroll tax returns, and these companies appeared to be in compliance with their 2002 payroll tax responsibilities. We did not perform additional procedures to verify this.

With the exception of possibly some small payments that may have cleared the bank, the Company did not make any payroll tax deposits during April 2003. We estimate that the Company's payroll tax liability for these unpaid deposits is approximately $900,000 for the month of April, plus penalties and interest. The Company also is likely continuing to incur penalties and interest on all of its unpaid taxes.

RETURNED CHECKS

The Company provided LJSA with a spreadsheet listing the Company's returned checks and their ultimate resolution. The spreadsheet reflected that from October 31, 2002 through April 11, 2003, the Company had approximately 575 checks returned totaling approximately $6,400,000. Of the $6,400,000, the spreadsheet reflected that all but 176 checks totaling $115,000 were resolved and 142 checks totaling $2,600,000 cleared the bank on the second presentment.

We traced all returned items on the Company's bank statements for the corresponding period to the spreadsheet and verified the check number, amount, date returned and the second returned date. We noted that 33 checks totaling $630,000 identified as returned on the bank statements were not included in the Company's spreadsheet, and 39 checks totaling $779,000 listed on the Company's spreadsheet could not be found as returned on the bank statements. We also noted an additional 46 checks which totaled $13,000 had been returned after April 11, 2003. In addition to all of the returned checks noted above, we found 18 payroll tax wires amounting to $1,649,262 that had also been returned. We did not perform additional procedures to search for additional returned items.

We were advised by Shari and Kim that on March 31, 2003, two of the Company's main operating accounts and one payroll account had been frozen as a result of a lawsuit. We were further advised that this action froze approximately $100,000 of the Company's funds and triggered the March 31, 2003 payroll to be returned as well as many other vendor checks that had been released as of March 31, 2003. 142 vendor checks were returned from April 1, 2003 through April 11, 2003. The Company subsequently began using other bank accounts for its payroll and operating activities. As of the last day of our field work, we were advised that the Company had replaced $224,000 of the $235,000 payroll checks that had been returned. We did not perform additional procedures to verify this.

At the time the Company began having its checks returned on October 31, 2002, the Company had a substantial cash deficit book balance. In November 2002, the Company was able to resolve the initial returned checks fairly quickly; however, as the months progressed, time between the first presentment of the checks and the resolution of those items became longer, sometimes weeks.

HOMEOWNERS ASSOCIATION FUNDS

At the time you requested us to stop work on our engagement, the Company had provided LJSA with only a small portion of the documentation necessary in order for LJSA to perform due diligence on this area of the engagement. There are numerous transactions between the Company and the Homeowners Association ("HOA"). We were advised by Shari that after we were engaged, the Company retained an outside certified public accountant to review


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Mr. Spencer I. Browne May 27, 2003 Page 4

and analyze the majority of the documentation and the transactions between the Company and the HOA from January 1, 2002 to the present. We did not have the opportunity to test whether the transactions were properly documented on the Company's books and records, but we have been advised by Shari that the outside certified public accountant is performing such analysis. We were not engaged to determine nor do we have knowledge as to whether or not the use of the HOA funds by the Company was of a legal nature. You should rely upon legal counsel for such an opinion.

Tom Thomas and I are available to respond to any questions that you or the Company's Directors may have. We are also available to continue to perform further due diligence procedures on any portion of our suspended engagement, should you request us to do so.





Sincerely

L.J SOLDINGER ASSOCIATES, LTD.


/s/ Larry J. Soldinger,
-----------------------------
Larry J. Soldinger
President


LJS: ths




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